Exhibit 99.1

Daqo New Energy Announces Unaudited Second Quarter 2026 Financial Results

Shanghai, China—August 20, 2026—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy" the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced its unaudited financial results for the second quarter ended June 30, 2026.

Second Quarter 2026 Financial and Operating Highlights

•	Aggregate of cash, short-term investments, bank notes receivable, held-to-maturity investments and fixed term bank deposit balance was $1.92 billion at the end of Q2 2026, compared to $2.00 billion at the end of Q1 2026
•	Polysilicon production volume was 43,675 MT in Q2 2026, compared to 43,402 MT in Q1 2026
•	Polysilicon sales volume was 15,190 MT in Q2 2026, compared to 4,482 MT in Q1 2026
•	Polysilicon average total production cost(1) was $5.95/kg in Q2 2026, compared to $5.95/kg in Q1 2026
•	Polysilicon average cash cost(1) was $4.57/kg in Q2 2026, compared to $4.59/kg in Q1 2026
•	Polysilicon average selling price (ASP) was $4.04/kg in Q2 2026, compared to $5.96/kg in Q1 2026
•	Revenue was $62.7 million in Q2 2026, compared to $26.7 million in Q1 2026
•	Gross loss was $82.7 million in Q2 2026, compared to $139.4 million in Q1 2026; gross margin was negative 132.0% in Q2 2026, compared to negative 521.5% in Q1 2026
•	Net loss attributable to Daqo New Energy Corp. shareholders was $81.2 million in Q2 2026, compared to $88.4 million in Q1 2026; loss per basic American Depositary Share (ADS)(3) was $1.20 in Q2 2026, compared to $1.31 in Q1 2026
•	Adjusted net loss (non-GAAP)(2) attributable to Daqo New Energy Corp. shareholders was $81.2 million in Q2 2026, compared to $88.4 million in Q1
•	Adjusted loss per basic ADS(3) (non-GAAP)(2) was $1.20 in Q2 2026, compared to adjusted loss per basic ADS(3) (non-GAAP)(2) of $1.31 in Q1 2026; EBITDA (non-GAAP)(2) was negative $29.3 million in Q2 2026, compared to negative $83.1 million in Q1 2026; EBITDA margin (non-GAAP)(2) was negative 46.8% in Q2 2026, compared to negative 311.1% in Q1 2026

	Three months ended
US$ millions except as indicated otherwise	Jun. 30, 2026	Mar. 31, 2026	Jun. 30, 2025
Revenues	62.7	26.7	75.2
Gross loss	(82.7)	(139.4)	(81.4)
Gross margin	(132.0)%	(521.5)%	(108.3)%
Loss from operations	(98.1)	(150.8)	(115.0)
Net loss attributable to Daqo New Energy Corp. shareholders	(81.2)	(88.4)	(76.5)
Loss per basic ADS(3) ($ per ADS)	(1.20)	(1.31)	(1.14)
Adjusted net loss (non-GAAP)(2) attributable to Daqo New Energy Corp. shareholders	(81.2)	(88.4)	(57.9)
Adjusted loss per basic ADS(3) (non-GAAP)(2) ($ per ADS)	(1.20)	(1.31)	(0.86)
EBITDA (non-GAAP)(2)	(29.3)	(83.1)	(48.2)
EBITDA margin (non-GAAP)(2)	(46.8)%	(311.1)%	(64.0)%
Polysilicon sales volume (MT)	15,190	4,482	18,126
Polysilicon average total production cost ($/kg)(1)	5.95	5.95	7.26
Polysilicon average cash cost (excl. dep’n) ($/kg)(1)	4.57	4.59	5.12

Notes:

(1)	Production cost and cash cost only refer to production in our polysilicon facilities. Production cost is calculated by the inventoriable costs relating to production of polysilicon divided by the production volume in the period indicated. Cash cost is calculated by the inventoriable costs relating to production of polysilicon excluding depreciation cost and non-cash share-based compensation cost, divided by the production volume in the period indicated.

(2)	Daqo New Energy provides EBITDA, EBITDA margins, adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic ADS on a non-GAAP basis to provide supplemental information regarding its financial performance. For more information on these non-GAAP financial measures, please see the section captioned "Use of Non-GAAP Financial Measures" and the tables captioned "Reconciliation of non-GAAP financial measures to comparable US GAAP measures" set forth at the end of this press release.

(3)	ADS means American Depositary Share. One (1) ADS represents five (5) ordinary shares.

Management Remarks

Mr. Xiang Xu, CEO of Daqo New Energy, commented, "In the second quarter of 2026, market sentiment across the solar PV industry remained cautious amid weak domestic demand and elevated inventory levels, which drove prices lower across the solar value chain. Despite these headwinds, we resumed sales in June, delivering a sequential increase in revenue and a narrowing of our quarterly operating and net losses. Throughout this period, we continued to maintain a robust and healthy balance sheet with zero debt. As of June 30, 2026, we held a cash balance of $555.3 million, short-term investments of $250.0 million, bank notes receivables of $71.7 million, held-to-maturity investments of $51.0 million, and a fixed term bank deposit balance of $994.8 million. Together, these readily convertible assets totaled $1.9 billion, providing us with ample liquidity, confidence, and strategic flexibility to navigate the current market downturn."

"On the operational front, we continued to take proactive measures to navigate challenging market conditions, with our nameplate capacity utilization rate operating at approximately 57% during the period. Total production volume at our two polysilicon facilities was 43,675 MT for the quarter, exceeding our guidance range of 35,000 MT to 40,000 MT. With polysilicon market prices remaining below production costs since the first quarter of 2026, we initially refrained from engaging in below-cost sales in line with Chinese self-regulation guidelines, and adopted a disciplined, wait-and-see approach pending further implementation of the national anti-involution policies. However, after an extended period without clear policy updates, we adjusted our sales and pricing strategies toward a more market-oriented approach in June. As a result, our sales volume increased from 4,482 MT last quarter to 15,190 MT, with average selling price falling to $4.04/kg. Our polysilicon transaction and shipment volumes have continued to pick up in the third quarter, reflecting increased confidence in the quality and an ongoing preference for our products from customers. On the cost side, total production cost remained flat sequentially at $5.95/kg, with cash cost edging down by 0.4% to $4.57/kg and manufacturing costs in RMB terms declining slightly."

"In light of the current market dynamics, we expect total polysilicon production volume in the third quarter of 2026 to be approximately 40,000 MT to 45,000 MT. For the full year of 2026, we expect production volume to be in the range of 160,000 MT to 180,000 MT."

"Polysilicon market prices came under further downward pressure during the second quarter, with N-type polysilicon prices falling from RMB 35-37/kg at the end of the first quarter to RMB 31-34/kg at the end of the second quarter. Amid subdued demand, depressed pricing and accumulating industry-wide inventories, polysilicon producers operated at low utilization rates, with aggregate output of 538,000 MT in the first half of 2026, representing a 9.8% year-on-year decrease. As we make our way through the third quarter, the continued roll-out of anti-involution measures is gaining momentum. In July, a series of mandatory national standards were issued for energy consumption and product efficiency across the solar PV value chain, including the final official version of a new standard setting energy consumption limits per unit of polysilicon output, which will take effect on January 1, 2027. Polysilicon manufacturers whose unit energy consumption exceeds 6.3 kgce/kg must complete corrective improvements by that date or face the risk of plant shutdown. Notably, this threshold of 6.3 kgce/kg is stricter than the 6.4 kgce/kg proposed in the draft, signaling regulators' commitment to accelerating the phase-out of inefficient capacity. On July 27, the China Photovoltaic Industry Association (CPIA) issued the General Principles for Cost Accounting Models in the Photovoltaic Industry, an initiative to regulate market competition and advance standardized industry governance that lays the foundation for price regulation enforcement. On July 31, the State Administration for Market Regulation (SAMR) issued price compliance guidance for the solar PV sector, promoting a structural shift from price competition to value-driven differentiation. The SAMR emphasized that solar PV companies must conduct price-compliance self-reviews and curb irrational low-price competition, and that the CPIA should strengthen industry self-regulation, promote the General Principles, and guide companies away from illegal pricing practices such as below-cost dumping. The SAMR also indicated that it will take enforcement action against non-compliant entities. Together with seven other polysilicon manufacturers, we jointly signed an initiative to eliminate below-cost sales and fully comply with energy consumption standards on August 6. As a result of these collective measures, polysilicon prices are beginning to show signs of a recovery, with spot prices stabilizing and forward prices rebounding by more than 10% from their recent low. "

"We are also diversifying beyond our core polysilicon business to hedge against solar PV cyclicality, targeting the fast-growing AI data center (AIDC) power infrastructure market. On June 3, 2026, we announced the signing of an investment agreement to establish a manufacturing base focused on the R&D, manufacturing and sale of next-generation energy solutions and related equipment for AIDCs. This includes energy storage systems, solid-state transformers, and solid-state circuit breakers. These technologies support the industry’s transition to high-voltage direct current architecture, such as the 800V DC standard advanced by Nvidia and other leading AI infrastructure providers. The platform is anchored by Daqo Group, our affiliated entity under common beneficial ownership with Daqo New Energy Corp., which brings over 40 years of power equipment manufacturing expertise, established technology, and deep talent and customer relationships to accelerate our entry into this segment. We view AIDC power infrastructure as a structural growth opportunity that complements our core business and broadens our earnings base. Consistent with our strong track record having navigated several polysilicon cycles, we intend to pursue this expansion in a disciplined manner that preserves our balance sheet strength."

"Despite a challenging environment, the solar PV industry continues to exhibit compelling long-term growth prospects. Growing vulnerabilities in global energy markets have sparked widespread concerns about national energy security, in which the solar PV and renewable energy sectors can play a crucial role. As one of the world's lowest-cost producers of the highest-quality N-type polysilicon, backed by a robust balance sheet and zero debt, we remain optimistic about the sector and are well positioned to capitalize on the anticipated market recovery and long-term growth opportunities. We will continue to strengthen our competitive edge through advancements in high-efficiency N-type technology and cost optimization via digital transformation and AI adoption. As the world accelerates its transition to clean energy, we are confident in our ability to play a leading role in shaping that future."

Outlook and guidance

The Company expects to produce approximately 40,000 MT to 45,000 MT of polysilicon during the third quarter of 2026. The Company expects to produce approximately 160,000 MT to 180,000 MT of polysilicon for the full year of 2026, inclusive of the impact of the Company's annual facility maintenance.

This outlook reflects Daqo New Energy's current and preliminary view as of the date of this press release and may be subject to changes. The Company's ability to achieve these projections is subject to risks and uncertainties. See "Safe Harbor Statement" at the end of this press release.

Second Quarter 2026 Results

Revenues

Revenues were $62.7 million, compared to $26.7 million in the first quarter of 2026 and $75.2 million in the second quarter of 2025. The increase in revenues compared to the first quarter of 2026 was primarily driven by higher sales volumes, as the Company resumed normal sales activities starting in June following a prolonged period with no new policy developments.

Gross loss

Gross loss was $82.7 million, compared to $139.4 million in the first quarter of 2026 and $81.4 million in the second quarter of 2025. Gross margin was negative 132.0%, compared to negative 521.5% in the first quarter of 2026 and negative 108.3% in the second quarter of 2025. The sequential improvement in gross margin was primarily due to a decrease in provisions for inventory impairment, which was $55.7 million in the second quarter of 2026, compared to $98.9 million in the first quarter of 2026.

Selling, general and administrative expenses

Selling, general and administrative (SG&A) expenses were $15.8 million, compared to $12.2 million in the first quarter of 2026 and $32.1 million in the second quarter of 2025. The sequential increase was primarily due to higher sales volume in the second quarter of 2026. The year-over-year decrease was also because the Company recognized $18.6 million in non-cash share-based compensation related to its share incentive plans in the second quarter of 2025.

Research and development expenses

Research and development (R&D) expenses were $1.6 million, compared to $0.8 million in the first quarter of 2026 and $0.8 million in the second quarter of 2025. The increase is primarily due to R&D of next-generation energy solutions for AIDCs. R&D expenses can vary from period to period and reflect R&D activities that take place during the quarter.

Loss from operations and operating margin

As a result of the foregoing, loss from operations was $98.1 million, compared to $150.8 million in the first quarter of 2026 and $115.0 million in the second quarter of 2025.

Operating margin was negative 156.5%, compared to negative 564.4% in the first quarter of 2026 and negative 152.9% in the second quarter of 2025.

Net loss attributable to Daqo New Energy Corp. shareholders and loss per ADS

As a result of the foregoing, net loss attributable to Daqo New Energy Corp. shareholders was $81.2 million, compared to $88.4 million in the first quarter of 2026 and $76.5 million in the second quarter of 2025.

Loss per basic ADS was $1.20, compared to $1.31 in the first quarter of 2026 and $1.14 in the second quarter of 2025.

Adjusted net loss (non-GAAP) attributable to Daqo New Energy Corp. shareholders and adjusted loss per ADS (non-GAAP)

Adjusted net loss (non-GAAP) attributable to Daqo New Energy Corp. shareholders, excluding non-cash share-based compensation costs, was $81.2 million, compared to $88.4 million in the first quarter of 2026 and $57.9 million in the second quarter of 2025.

Adjusted loss per basic ADS was $1.20, compared to $1.31 in the first quarter of 2026 and $0.86 in the second quarter of 2025.

EBITDA

EBITDA (non-GAAP) was negative $29.3 million, compared to negative $83.1 million in the first quarter of 2026 and negative $48.2 million in the second quarter of 2025. EBITDA margin (non-GAAP) was negative 46.8%, compared to negative 311.1% in the first quarter of 2026 and negative 64.0% in the second quarter of 2025.

Financial Condition

As of June 30, 2026, the Company had $555.3 million in cash, cash equivalents and restricted cash, compared to $559.4 million as of March 31, 2026 and $598.6 million as of June 30, 2025. As of June 30, 2026, short-term investment was $250.0 million, compared to $288.3 million as of March 31, 2026 and $418.8 million as of June 30, 2025. As of June 30, 2026, notes receivable balance was $71.7 million, compared to $20.8 million as of March 31, 2026 and $49.0 million as of June 30, 2025. Notes receivable represents bank notes with maturity within six months. As of June 30, 2026, held-to-maturity investment was $51.0 million, compared to $50.3 million as of March 31, 2026 and nil as of June 30, 2025. As of June 30, 2026, the balance of fixed term deposit within one year was $928.9 million, compared to $1.0 billion as of March 31, 2026 and $960.7 million as of June 30, 2025.

Cash Flows

For the six months ended June 30, 2026, net cash used in operating activities was $276.2 million, compared to $105.4 million in the same period of 2025.

For the six months ended June 30, 2026, net cash used in investing activities was $159.6 million, compared to $342.7 million in the same period of 2025. The net cash used in investing activities in 2026 was primarily related to the purchase of short-term investments and fixed term deposits.

For the six months ended June 30, 2026, net cash used in financing activities was $7.8 million, compared to $32.0 thousand in the same period of 2025. The net cash used in financing activities in 2026 was primarily related to $7.8 million in stock repurchases made by the Company's subsidiary, Xinjiang Daqo, from its minority shareholders.

Use of Non-GAAP Financial Measures

To supplement Daqo New Energy’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“US GAAP”), the Company uses certain non-GAAP financial measures that are adjusted for certain items from the most directly comparable GAAP measures including earnings before interest, taxes, depreciation and amortization ("EBITDA") and EBITDA margin; adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic and diluted ADS. Our management believes that each of these non-GAAP measures is useful to investors, enabling them to better assess changes in key elements of the Company's results of operations across different reporting periods on a consistent basis, independent of certain items as described below. Thus, our management believes that, used in conjunction with US GAAP financial measures, these non-GAAP financial measures provide investors with meaningful supplemental information to assess the Company's operating results in a manner that is focused on its ongoing, core operating performance. Our management uses these non-GAAP measures internally to assess the business, its financial performance, current and historical results, as well as for strategic decision-making and forecasting future results. Given our management's use of these non-GAAP measures, the Company believes these measures are important to investors in understanding the Company's operating results as seen through the eyes of our management. These non-GAAP measures are not prepared in accordance with US GAAP or intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP; the non-GAAP measures should be reviewed together with the US GAAP measures, and may be different from non-GAAP measures used by other companies.

The Company uses EBITDA, which represents earnings before interest, taxes, depreciation and amortization, and EBITDA margin, which represents the proportion of EBITDA in revenues. Adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic and diluted ADS exclude costs related to share-based compensation. Share-based compensation is a non-cash expense that varies from period to period. As a result, our management excludes this item from our internal operating forecasts and models. Our management believes that this adjustment for share-based compensation provides investors with a basis to measure the Company's core performance, including compared with the performance of other companies, without the period-to-period variability created by share-based compensation.

A reconciliation of non-GAAP financial measures to comparable US GAAP measures is presented later in this document.

Conference Call

The Company will hold a conference call to discuss the financial results at 8:00 AM U.S. Eastern Time on Thursday, August 20, 2026 (8:00 PM Beijing / Hong Kong time on the same day).

Dial-in details for the earnings conference call are as follows:

Participant dial in (U.S./Canada toll free): +1-888-346-8982

Participant international dial in: +1-412-902-4272

China mainland toll free: 4001-201203

Hong Kong toll free: 800-905945

Please dial in 10 minutes before the call is scheduled to begin and ask to join the Daqo New Energy call.

Webcast link:

https://app.webinar.net/2NXKalz98Rz

A replay of the call will be available 1 hour after the conclusion of the conference call through August 27, 2026. Dial in details for the replay are as follows:

U.S./Canada toll free: +1-855-669-9658

International toll: +1-412-317-0088

Replay access code: 6672616

To access the replay through an international dial-in number, please visit the link below.

https://services.choruscall.com/ccforms/replay.html

Participants will be asked to provide their name and company name upon joining the call.

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) ("Daqo" or the "Company") is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2007, the Company manufactures and sells high-purity polysilicon to photovoltaic product manufacturers, who further process the polysilicon into ingots, wafers, cells and modules for solar power solutions. The Company has a total polysilicon nameplate capacity of 305,000 metric tons and is one of the world's lowest cost producers of high-purity polysilicon.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “guidance” and similar statements. Among other things, the outlook for the third quarter and the full year of 2026 and quotations from management in these announcements, as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; the Company’s ability to lower its production costs; and changes in political and regulatory environment. Further information regarding these and other risks is included in the reports or documents the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

Daqo New Energy Corp.

Unaudited Condensed Consolidated Statements of Operations

(US dollars in thousands, except ADS and per ADS data)

	Three months ended			Six months ended
	Jun. 30, 2026	Mar. 31, 2026	Jun. 30, 2025	Jun. 30, 2026	Jun. 30, 2025
Revenues	62,657	26,722	75,189	89,378	199,104
Cost of revenues	(145,366)	(166,088)	(156,595)	(311,453)	(362,045)
Gross loss	(82,709)	(139,366)	(81,406)	(222,075)	(162,941)
Operating expenses
Selling, general and administrative expenses	(15,834)	(12,163)	(32,121)	(27,995)	(67,206)
Research and development expenses	(1,550)	(783)	(796)	(2,333)	(1,304)
Other operating income (expense)	2,017	1,500	(664)	3,517	2,410
Total operating expenses	(15,367)	(11,446)	(33,581)	(26,811)	(66,100)
Loss from operations	(98,076)	(150,812)	(114,987)	(248,886)	(229,041)
Interest income, net	2,405	2,516	1,593	4,921	4,263
Foreign exchange (loss) gain	(6)	(2)	3	(8)	25
Investments income	4,844	4,987	6,574	9,832	12,928
Loss before income taxes	(90,833)	(143,311)	(106,817)	(234,141)	(211,825)
Income tax (expense) benefit	(21,540)	21,644	8,172	104	20,446
Net loss	(112,373)	(121,667)	(98,645)	(234,037)	(191,379)
Net loss attributable to non-controlling interest	(31,220)	(33,292)	(22,167)	(64,512)	(43,063)
Net loss attributable to Daqo New Energy Corp. shareholders	(81,153)	(88,375)	(76,478)	(169,525)	(148,316)

Loss per ADS
Basic	(1.20)	(1.31)	(1.14)	(2.51)	(2.21)
Diluted	(1.20)	(1.31)	(1.14)	(2.51)	(2.21)

Weighted average ADS outstanding
Basic	67,666,301	67,666,301	67,243,161	67,666,301	67,091,514
Diluted	67,666,301	67,666,301	67,243,161	67,666,301	67,091,514

Daqo New Energy Corp.

Unaudited Condensed Consolidated Balance Sheets

(US dollars in thousands)

	Jun. 30, 2026	Mar. 31, 2026	Jun. 30, 2025
ASSETS:
Current Assets:
Cash, cash equivalents and restricted cash	555,322	559,421	598,576
Short-term investments	249,984	288,279	418,822
Accounts and notes receivable	72,015	20,779	49,063
Inventories	363,458	258,284	167,601
Fixed term deposit within one year	928,855	1,018,832	960,695
Other current assets	364,788	365,917	327,788
Held-to-Maturity Investments	50,965	50,333	-
Total current assets	2,585,387	2,561,845	2,522,545
Property, plant and equipment, net	3,391,283	3,396,463	3,446,352
Prepaid land use right	159,117	157,388	154,077
Fixed term deposit over one year	65,952	64,587	33,584
Other non-current assets	139,331	158,994	133,473
TOTAL ASSETS	6,341,070	6,339,277	6,290,031

Current liabilities:
Accounts payable and notes payable	130,576	118,895	49,629
Advances from customers - short term portion	43,168	23,543	20,980
Payables for purchases of property, plant and equipment	233,025	251,216	336,716
Other current liabilities	38,257	32,084	39,484
Total current liabilities	445,026	425,738	446,809
Advance from customers - long term portion	14,127	5,511	18,197
Other non-current liabilities	18,843	18,329	18,120
TOTAL LIABILITIES	477,996	449,578	483,126

EQUITY:
Total Daqo New Energy Corp.’s shareholders’ equity	4,373,947	4,392,608	4,325,251
Non-controlling interest	1,489,127	1,497,091	1,481,654
Total equity	5,863,074	5,889,699	5,806,905
TOTAL LIABILITIES & EQUITY	6,341,070	6,339,277	6,290,031

Daqo New Energy Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

(US dollars in thousands)

	For the six months ended June 30,
	2026	2025
Operating Activities:
Net loss	(234,037)	(191,379)
Adjustments to reconcile net income to net cash provided by operating activities	267,706	247,112
Changes in operating assets and liabilities	(309,900)	(161,174)
Net cash used in operating activities	(276,231)	(105,441)

Investing activities:
Purchases of property, plant and equipment	(55,156)	(87,801)
Purchase of short-term investments and fixed term deposits	(1,064,493)	(2,591,777)
Redemption of short-term investments and fixed term deposits	960,085	2,336,900
Investment in an affiliate	(43)	-
Net cash used in investing activities	(159,607)	(342,678)

Financing activities:
Net cash used in financing activities	(7,790)	(32)

Effect of exchange rate changes	18,658	8,378
Net decrease in cash, cash equivalents and restricted cash	(424,970)	(439,773)
Cash, cash equivalents and restricted cash at the beginning of the year	980,292	1,038,349
Cash, cash equivalents and restricted cash at the end of the year	555,322	598,576

Daqo New Energy Corp.

Reconciliation of non-GAAP financial measures to comparable US GAAP measures

(US dollars in thousands)

	Three months ended			Six months ended
	Jun. 30, 2026	Mar. 31, 2026	Jun. 30, 2025	Jun. 30, 2026	Jun. 30, 2025
Net loss	(112,373)	(121,667)	(98,645)	(234,037)	(191,379)
Income tax expense (benefit)	21,540	(21,644)	(8,172)	(104)	(20,446)
Interest income, net	(2,405)	(2,516)	(1,593)	(4,921)	(4,263)
Depreciation & Amortization	63,899	62,705	60,253	126,604	119,498
EBITDA (non-GAAP)	(29,339)	(83,122)	(48,157)	(112,458)	(96,590)
EBITDA margin (non-GAAP)	(46.8)%	(311.1)%	(64.0)%	(125.8)%	(48.5)%

	Three months ended			Six months ended
	Jun. 30, 2026	Mar. 31, 2026	Jun. 30, 2025	Jun. 30, 2026	Jun. 30, 2025
Net loss attributable to Daqo New Energy Corp. shareholders	(81,153)	(88,375)	(76,478)	(169,525)	(148,316)
Share-based compensation	-	-	18,606	-	37,211
Adjusted net loss (non-GAAP) attributable to Daqo New Energy Corp. shareholders	(81,153)	(88,375)	(57,872)	(169,525)	(111,105)
Adjusted loss per basic ADS (non-GAAP)	(1.20)	(1.31)	(0.86)	(2.51)	(1.66)
Adjusted loss per diluted ADS (non-GAAP)	(1.20)	(1.31)	(0.86)	(2.51)	(1.66)

For additional information, please contact:

Daqo New Energy Corp.

Investor Relations

Email: ir@daqo.com

Christensen

Mr. Christian Arnell

Phone: +852-2117-0861

Email: christian.arnell@christensencomms.com